UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒   Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST CONTINUES STRONG GLOBAL DELIVERY MOMENTUM IN 2Q26

July 30, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) today announced its preliminary vehicle deliveries for the second quarter of 2026. The Company delivered 70,085 electric vehicles (“EVs”) globally in the second quarter of 2026, representing a 96% increase year-over-year.

During the second quarter of 2026, the Limo Green and the VF 3 continued to lead VinFast’s sales, with deliveries of 15,816 and 15,644 vehicles, respectively. The Company also delivered 11,247 VF 5 vehicles, 8,804 VF 6 vehicles, 6,160 VF MPV 7 vehicles, 5,062 VF 7 vehicles, and 2,588 EC Van vehicles during the period. Cumulatively, in the first half of 2026, the Company delivered 128,662 EVs to customers globally, representing a 78% increase year-over-year.

VinFast also delivered 286,039 e-scooters and e-bikes during the second quarter of 2026, representing a 311% increase year-over-year. This momentum underscores the accelerating shift toward electric mobility in Vietnam’s two-wheel market, where VinFast continues to strengthen its leadership position. Cumulatively, in the first half of 2026, the Company delivered 429,175 e-scooters and e-bikes, representing a 275% increase year-over-year. The Evo and Feliz were the best-selling model series, accounting for approximately 52% and 28% of total two-wheel deliveries, respectively.

As previously announced, in late June 2026, the Company completed the divestment of its equity interest in VinFast Trading and Production JSC (“VFTP”), a company that held VinFast’s manufacturing operations in Vietnam, following a split of certain assets, operations and business undertakings, as part of the Company’s initiative to streamline its operating structure and transition toward a more capital-efficient, asset-light model in Vietnam. As a result, the Company requires additional time to finalize its unaudited results of operations for the second quarter of 2026. The Company will announce the timing of its second quarter 2026 financial results once this process has been completed.

The information in this report on Form 6-K relating to the Company’s second quarter 2026 preliminary global delivery results shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive company, committed to its mission of creating a green future for everyone. VinFast offers a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including vehicle selling prices and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: July 30, 2026	By:	/s/ Nguyen Thi Lan Anh
		Name:	Nguyen Thi Lan Anh
		Title:	Director and Chief Financial Officer

2